FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

The Securities Exchange Act of 1934

For the month of January, 2005

Commission File Number: 0-30324

Radware Ltd.

 (Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: RADWARE LTD.  ANNOUNCES RECORD RESULTS, Dated January 31, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: January 31, 2005

By: /s/ Meir Moshe

Meir Moshe

Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description of Exhibit

10.1

Press Release: RADWARE LTD.  ANNOUNCES RECORD RESULTS, Dated January 31, 2005.

EXHIBIT 10.1

Contact:

Meir Moshe, Chief Financial Officer, Radware Ltd.

011-972-3766-8610

Dennis S. Dobson, for Radware Ltd.

(203) 255-7902

RADWARE LTD. ANNOUNCES RECORD RESULTS

* Record Quarterly revenues of $19.0 million

* Record Quarterly profit of $4.3 million or $0.22 per diluted share

* Record annual sales of $68.4 million

Tel Aviv, Israel, January 31, 2005 — Radware (Nasdaq: RDWR), the leader in Intelligent Application Switching (IAS), ensuring availability, performance and security of networked applications, today reported record revenues of $19.0 million for the fourth quarter of 2004, an increase of 27% compared with revenues of $15.0 million for the fourth quarter of 2003, and a sequential increase of 8% vs. $17.6 million revenues for the third quarter of 2004.

This represents the thirteenth consecutive quarter of growth in revenues, bringing the Company’s total revenues for 2004 to a record $68.4 million, an increase of 25% compared with revenues of $54.8 million in 2003.

Net income for the fourth quarter of 2004 was $4.3 million, an increase of 74% compared with net income of $2.5 million in the fourth quarter of 2003 and a sequential increase of 20% vs. net income of $3.6 million in the third quarter of 2004.

Diluted net earnings per share for the fourth quarter of 2004 were $0.22, compared to $0.13 in the fourth quarter of 2003 and $0.19 in the third quarter of 2004.

Net income for 2004 was $13.8 million or $0.70 per diluted share, compared to net income of $6.4 million or $0.34 per diluted share for 2003.

The Company continued to maintain a positive operational cash flow, as in the last twelve quarters. In the fourth quarter of 2004 the Company generated cash in the amount of $7.8 million, bringing 2004 total cash generation to $18 million. This led to a balance of $157 million in cash, short-term and long-term bank deposits and marketable securities.

“We are pleased to announce another excellent quarter, completing a strong and profitable 2004, with stable growth in all business parameters and across all product lines,” said Roy Zisapel, President and CEO, Radware. “Our Intelligent Application Switching solutions continued to gain momentum as more and more customers recognize the advantage of our end-to end solutions.”

During the quarter ended December 31, 2004, Radware released the following significant announcements:

•

Radware Secures Leading Telcos from Application Based Attacks with DefensePro Intrusion Prevention Switches

•

Dollar Thrifty Automotive Group Selects Radware's Application Switching Solution for End-to-End Application Continuity

•

St.George Bank Deploys Radware for Guaranteed Application Availability, Performance and Security

Company management will host a quarterly investor conference call at 8:45 AM EST on January 31, 2005. The call will focus on financial results for the quarter ended December 31, 2004, and certain other matters related to the Company’s business.

The conference call will be webcast on January 31, 2005 at 8:45 AM (EST in the “listen only” mode via the Internet at:

http://www.radware.com/content/company/investorrelations/default.asp

About Radware

Radware (NASDAQ:RDWR) is the Global Leader in Intelligent Application Switching, enabling the complete security, maximum performance and full availability of all mission critical networked applications while dramatically cutting operating and scaling costs.

Radware’s integrated Application Security, Application Infrastructure and End-to-End Connectivity solutions are deployed by over 2,500 enterprises and carriers worldwide. Radware offers the broadest product line in the industry, meeting application needs at every critical point across the network including Web and Application Servers, Firewalls, VPNs, ISP links, Anti-Virus Gateways and Cache.

Learn more on how Radware Intelligent Application Switching Solutions can enable the security, performance and availability of mission critical applications at www.radware.com.

###

This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Application Switching industry, changes in demand for Application Switching products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.

Condensed Consolidated Balance Sheets
(U.S. Dollars in Thousands)
	December 31, 2003	December 31, 2004
	(Audited)	(Audited)
Current assets
Cash and cash equivalents	31,771	30,073
Short-term bank deposits	-	64,892
Short-term marketable securities	31,111	14,055
Trade receivables, net	9,690	13,166
Other receivables and prepaid expenses	1,089	1,332
Inventories	2,998	4,094
	76,659	127,612
Long-term investments
Long-term bank deposits	72,017	9,224
Long-term marketable securities	4,122	38,797
Severance pay funds	1,435	1,921
	77,574	49,942

Property and equipment, net	3,479	4,452
Other assets, net	402	1,235
Total assets	158,114	183,241

Current liabilities
Trade payables	4,285	5,075
Deferred revenues	7,058	9,888
Other payables and accrued expenses	4,839	4,962
	16,182	19,925

Accrued severance pay	1,625	2,399
Minority interest	61	-
Total liabilities	17,868	22,324

Shareholders’ equity
Share capital	439	457
Additional paid-in capital	138,552	145,439
Accumulated other comprehensive loss	(38)	(52)
Retained earnings	1,293	15,073
Total shareholders’ equity	140,246	160,917
Total liabilities and shareholders' equity	158,114	183,241

	Condensed Consolidated Statements Of Operations
	(U.S. Dollars In thousands, except share and per share data)

	For the Three months ended December 31, 2003	For the Three months ended December 31, 2004	For the Year ended December 31, 2003	For the Year ended December 31, 2004
	(Unaudited)	(Unaudited)	(Audited)	(Audited)

Revenues	15,005	19,047	54,780	68,439
Cost of revenues	2,703	3,395	9,854	12,184
Gross profit	12,302	15,652	44,926	56,255
Research and development	2,209	2,878	8,398	10,342
Sales and marketing	7,519	8,402	29,753	31,898
General and administrative	1,012	1,243	4,120	4,493
Total operating expenses	10,740	12,523	42,271	46,733
Operating income	1,562	3,129	2,655	9,522
Financial income, net	908	1,353	3,740	4,565
Income before taxes on income	2,470	4,482	6,395	14,087
Taxes on income	-	135	-	341
Income after taxes on income	2,470	4,347	6,395	13,746
Minority interest in losses (earnings) of a subsidiary	33	-	(40)	34
Net income	2,503	4,347	6,355	13,780

Basic net earnings per share	$ 0.14	$ 0.24	$ 0.37	$ 0.77
Weighted average number of shares used to compute basic net earnings per share	17,454,093	18,243,688	17,184,141	17,995,207

Diluted net earnings per share	$ 0.13	$ 0.22	$ 0.34	$ 0.70
Weighted average number of shares used to compute diluted net earnings per share	19,801,325	20,167,394	18,666,140	19,804,896